Hi. This is John Smolen with Crab Corner restaurant in Las Vegas, Nevada. We are the only Maryland style crab house on the west coast. We specialize in flying in live blue crabs daily from either the gulf of the Chesapeake, depending on the season. We cover the tables in brown paper, dump the crabs right on, give the customer a mallet and bucket, and let them go to work.

Our other highlights include the only Maryland crab cake on the west coast, all meat. We also do soft shell crabs, oysters on the half shell, mussels, clams, shrimp, and basically anything you would find on your typical crab house in Maryland. We picked it right up and put it down in the middle of the desert here in Las Vegas. We're a very unique concept, and we're really looking forward to the opportunity to partner and continue to grow and expand the business.